UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)

OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended September 30, 2008

1-8931

Commission File Number

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CUBIC CORPORATION

9333 Balboa Avenue

San Diego, California 92123

Telephone (858) 277-6780

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

September 30, 2008 and 2007

* Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of the

Cubic Corporation Employees’ Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Cubic Corporation Employees’ Profit Sharing Plan as of September 30, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended September 30, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2008 and 2007, and the changes in net assets available for benefits for the year ended September 30, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of September 30, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN McCANN, P.C.

San Diego, California
March 10, 2009

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

September 30, 2008 and 2007

	2008	2007

Assets:
Investments, at fair value:
Guaranteed interest funds	$67,281,397	$70,513,112
Pooled separate accounts	4,100,087	4,102,490
Registered investment companies	151,882,397	170,830,968
Common collective trust	15,916,224	9,592,948
Cubic Corporation common stock	2,324,214	3,817,189
Participant loans	4,084,609	3,699,484

Total investments	245,588,928	262,556,191

Receivables:
Employer’s contribution	3,786,600	4,341,274
Participants’ contributions	375,927	358,727

Total receivables	4,162,527	4,700,001

Net assets available for benefits reflecting all investments at fair value	249,751,455	267,256,192

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	387,355	759,318
Net assets available for benefits	$250,138,810	$268,015,510

 See the accompanying notes to financial statements.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended September 30, 2008

Additions to net assets attributed to:
Investment income/(loss):
Interest and dividends	$3,648,022
Interest on guaranteed interest funds	2,534,432
Net change in fair value of investments	(40,413,104)

Total investment income/(loss)	(34,230,650)

Contributions:
Employer’s	11,155,601
Participants’	10,952,282
Transfer from other plan (Note 1)	17,598,078
Participants’ rollovers from other qualified plans	366,572

Total contributions	40,072,533

Total additions	5,841,883

Deductions from net assets attributed to:
Benefits paid to participants	23,683,382
Administrative expenses	35,201

Total deductions	23,718,583

Net decrease	(17,876,700)

Net assets available for benefits:
Beginning of year	268,015,510

End of year	$250,138,810

 See the accompanying notes to financial statement.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2008

(1)                     Plan Description

The following description of the Cubic Corporation Employees’ Profit Sharing Plan (the “Plan”) provides only general information.  Participants of the Plan should refer to the Plan agreement for a more complete description of the Plan.

(a)                     General

The Plan, which was effective June 15, 1956 and amended from time to time thereafter, is a defined contribution plan covering all eligible full and part-time employees of Cubic Corporation and affiliated companies (collectively, the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers all full-time employees (or part-time employees who work at least 20 hours a week) of the Company immediately upon date of hire.  Prior to January 1, 2005, employees classified as “temporary” full-time, part-time or on-call employees were eligible after completion of at least one year of service and could enter the Plan on the subsequent January 1, April 1, July 1, or October 1.  As of January 1, 2005, the Plan was amended so that these employees are eligible immediately upon date of hire.

(b)                     Contributions

Plan participants may voluntarily contribute up to 30% of their pre-tax and after-tax annual compensation (up to the IRS maximum allowable amount), as defined by the Plan, to the Plan.  Participants may also rollover amounts representing distributions from other eligible retirement plans.  All contributions are held in a trust and invested by the Plan’s custodian in accordance with the options elected by the participants (i.e. all investments are participant-directed).  Participants may elect to invest their contributions and the Company’s discretionary and matching contributions in 1% increments in the guaranteed interest funds, pooled separate accounts, registered investment companies, common collective trust, and/or the Company’s common stock.  Participants may change their investment options daily.  The maximum allowable calendar-year pre-tax voluntary contribution, as determined by the Internal Revenue Service, was $15,500 for 2008 and $15,500 for 2007.

The Plan provides for a Company discretionary profit sharing contribution, at the option of its Board of Directors.  Discretionary profit sharing contributions to the Plan are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants.  Plan participants must be employed by the Company as of the Plan’s year end, have at least one year of service and have earned at least 500 hours of service during the Plan year to be eligible for the discretionary profit sharing contributions.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2008

(1)                     Plan Description, Continued

(b)                      Contributions, Continued

Beginning with the first pay period after January 1, 2007, the Company began providing a company matching contribution to the Plan on a dollar-for-dollar basis for the first 3% of eligible employee 401(k) salary deferrals.  In accordance with collective bargaining agreements, the Plan provides a dollar-for-dollar matching contribution of the first 4% of an employee’s 401(k) salary deferrals for certain employees of its subsidiary Cubic Worldwide Technical Services.

(c)                      Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, his or her pro rata share of the Company’s discretionary profit sharing contributions (if any), the Company’s matching contributions, and allocation of Plan earnings or losses including market value adjustments on Plan investments. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.  The nonvested portion of a participant’s employer discretionary contribution account will be forfeited as of the earlier of the date of termination of employment if he or she has no vested interest or the date on which he or she has five consecutive years of five hundred or less hours of service.  Any remaining forfeited balances of terminated participants’ non-vested accounts after payment of certain administrative expenses and restoration of forfeitures of re-employed participants are allocated to participants who are employed on the last day of the Plan year in the ratio that each eligible participant’s Company discretionary contribution bears to the Company discretionary contributions of all eligible participants.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Forfeitures amounted to $71,970 during the year ended September 30, 2008.  As of September 30, 2008 and 2007, unused forfeitures amounted to $936,161 and $848,699, respectively.

(d)                     Vesting

Employee contributions and rollover contributions plus or minus actual earnings or losses thereon have full and immediate vesting.  Employer discretionary profit sharing contributions (and earnings or losses thereon) vest according to the following schedule:

Years of service	Vesting percentage

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2008

(1)                     Plan Description, Continued

(d)                     Vesting, Continued

Participant accounts become fully vested upon death, disability, attainment of normal retirement age, termination due to lay-off by a participating employer, or upon termination of the Plan.  The Company may authorize a percentage of the Company’s annual contribution to be transferred to the pre-tax account of non-highly compensated participants, and the participants then become immediately vested in those contributions.

(e)                      Distribution of Participants’ Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement from the Company, termination from service from the Company, death, or permanent and total disability.  Participants still employed are eligible for two distributions of their after-tax and rollover contributions each Plan year and up to 65% of their vested portion of the employer discretionary profit sharing contributions once every five years.  Participants, including terminated participants, may request a withdrawal of their accounts, excluding their matching contributions, in cases of financial hardship.  The normal retirement age, as defined by the Plan, is the later date at which participants reach the age of 65 or have reached five years of service.  If a participant terminates before retirement, the participant will receive either a lump sum payment of their account balance or if the account exceeds $1,000, the participant may elect any distribution date up to age 70½.

(f)                        Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  A participant may not have more than two loans outstanding at any time and no new loans may be made to a participant at a time when he or she is in default on any payment required to be made on a previous loan.  The loans, which are collateralized by the balance in the participant’s account, bear interest at prime plus 1%, which ranged from 5.0% to 11.5% at September 30, 2008.  Interest rates for new loans are determined on the first business day of each calendar quarter.  These rates are effective for all new loans initiated on or after the first business day of the following quarter, and will remain in effect until a new rate is established.  Principal and interest are paid ratably through monthly payroll deductions.  All loans are repaid within a period of five years and have maturity dates ranging from October 2008 through October 2013.

(g)                     Plan Merger

Effective December 28, 2007, all of the assets, approximately $17 million, of the Cubic Simulation Systems, Inc. Retirement Plan (the “CSSD Plan”) were merged into the Plan.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2008

(1)                     Plan Description, Continued

(g)                     Plan Merger, Continued

The CSSD Plan was sponsored by the Company and the service agreement was terminated.  Prior to the merger, the Plan was amended to allow the participants of the CSSD Plan to maintain their existing rules under a separate sub-plan while combined with the Plan.

Plan participants in the sub-plan can voluntarily contribute, on a pre-tax basis, between one and one hundred percent of their annual compensation (up to the IRS maximum allowable amount), as defined by the CSSD Plan document.  Participants can also rollover amounts representing distributions from other eligible retirement plans.

The matching employer contribution in the sub-plan is 75% of the participant’s elective contribution made during the Plan year, up to 6% of the participant’s annual compensation.  In addition, the Company allows for discretionary profit sharing contributions, which are allocated to all participants based on compensation as a percentage of compensation of all eligible employees participating in the Plan.

(2)                     Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)                      Use of Estimates

                                    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(c)                      Investment Valuation and Income Recognition

The Plan’s pooled separate accounts, registered investment companies, and common collective trust are stated at fair value as determined by Prudential Insurance Company of America, (the “Custodian”), and are based on the net asset value of units held by the Plan at year-end.  The shares of Cubic Corporation common stock are valued at quoted market prices at year-end, as reported by the Custodian.  Participant loans are valued at the amount of unpaid principal, which approximates fair value.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2008

(2)                     Summary of Significant Accounting Policies, Continued

(c)                      Investment Valuation and Income Recognition, Continued

Investment contracts held in Guaranteed Interest Funds are valued at fair value, which represents contributions, reinvested income, less any withdrawals plus accrued interest.  Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers to contract value.  Interest rates approximate market rates.  The average yield on the contracts were 3.65% and 3.69% for 2008 and 2007, respectively.  The crediting interest rates are reviewed quarterly but cannot be less than 3% and were 4.00% and 4.20% at September 30, 2008 and 2007, respectively.  The contract value of the Guaranteed Interest Funds at September 30, 2008 and 2007 was $67,668,752 and $71,272,430 respectively.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Participants may not transfer between the Guaranteed Interest Fund, the Money Market Fund, and the Stable Value Fund without first investing in another investment option of the Plan for a period of 90 days.

Interest income is recognized when earned.  Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value.  Purchase and sales of securities are reflected on a trade-date basis.

As described in Financial Accounting Standards Board Staff Position (FASB), FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, investment contracts held by a defined-contribution plan are required to be reported at fair value.

The Plan adopted FSP AAG-INV-1 in 2007 for the Guaranteed Interest Fund, which is presented on the Statements of Net Assets Available for Benefits.

Earnings on investments, with the exception of participant loans, are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances.  The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2008

(2)    Summary of Significant Accounting Policies, Continued

(d)                     Net Change in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments, which consists of the realized gains or losses and the net unrealized increase (decrease) on those investments.

(e)                      Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurement”.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosure about fair value measurements.  SFAS No. 157 is effective for the Plan year beginning October 1, 2008.  Management is currently evaluating the impact SFAS No. 157 will have on the Plan’s financial statements.

(f)                        Risk and Uncertainties

The Plan provides for various investment options in guaranteed interest funds, pooled separate accounts, registered investment companies, a common collective trust, and Cubic Corporation common stock.  These investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g)                     Concentration of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments.  Management believes that the Custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure to any particular investment.

(h)                     Payments of Benefits

The Plan records benefit payments to withdrawing participants when paid.  Under the rules for preparation of Form 5500, the Plan’s Form 5500 will reflect an accrual for the amount to be paid to participants who withdrew from the Plan prior to year-end, and who had requested a distribution which was approved but not yet paid at period end, if any.  There were no unpaid distributions at September 30, 2008 or 2007.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2008

(2)                   Summary of Significant Accounting Policies, Continued

(i)                        Administrative Expenses

The Company provides certain administrative and accounting services to the Plan at no cost.  Most administrative expenses are paid directly by the Plan sponsor and include audit fees and legal fees.  Administrative expenses incurred by the Plan include loan fees charged directly to the participants’ accounts and investment management fees which are netted against investment returns.

(j)                        Reclassifications

Certain amounts in the Plan year 2007 financial statements have been reclassified to conform to the Plan year 2008 presentation, with no effect on the net assets available for benefits.

(3)       Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of September 30:

	2008	2007

Guaranteed Interest Funds	$67,668,752	$71,272,430
Davis New York Venture Fund	$26,566,523	$40,771,882
EuroPacific Growth Fund R4	$22,448,342	$28,696,296
Prudential Stable Value Fund	$15,916,224	$9,592,948
Money Mart Assets Fund Z	$15,383,851	$13,180,786
Vanguard Wellington Fund	$13,224,410	$10,603,716

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) decreased in value by $40,413,104 during the year ended September 30, 2008 as follows:

2008

Registered investment companies	$(39,538,139)
Common collective trust	583,804
Pooled separate accounts	86,828
Cubic Corporation common stock	(1,545,597)

$(40,413,104)

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2008

(4)                     Tax Status

The Plan received a favorable tax determination letter from the Internal Revenue Service dated May 5, 2004, which states that the Plan as then designed, qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes.  The Plan has been amended since receiving this determination letter.  In the opinion of the plan administrator and the Plan’s tax counsel, the Plan continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained.  Accordingly, no provision for income taxes has been included in the accompanying financial statements.

(5)                     Plan Termination and Amendment

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants will become vested 100% in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

(6)                     Parties-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan.  Certain Plan investments are shares of pooled separate accounts and a common collective trust managed by Prudential Insurance Company of America. The Jennison Dryden Funds are owned by the Prudential Insurance Company of America.  Prudential Insurance Company of America is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Wells Fargo manages the Prudential Stable Value Fund and, therefore, these transactions qualify as party-in-interest transactions also.  Five Board of Trustees members are currently participants in the Plan and an officer of the Company serves as the trustee and plan administrator of the Plan.  Since the assets of the Cubic Simulation Systems, Inc. Retirement Plan were merged with the Plan, this transaction qualifies as a party-in-interest transaction.  In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.  The Plan purchased and sold approximately 28,500 and 24,800 shares, respectively of the Company’s common stock during the year ended September 30, 2008.  Fees paid to the Custodian by the Plan for investment services amounted to approximately $35,200 during the year ended September 30, 2008.

(7)                     Form 5500

There were no differences between the accompanying financial statements as of September 30, 2008 and 2007 and the financial information reported on the Form 5500.

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2008

(8)       Subsequent Events

(a)                     Trustee to Trustee Asset Merge

The Company acquired Omega Training Group, Inc. during the Plan year and as part of this acquisition, the Plan will receive assets from the Omega Training Group, Inc. 401(k) Plan.  The Plan will be amended for the trustee to trustee asset merge to occur in March of 2009.

(b)                     Market Conditions

Changes in investment returns can have a significant effect on the Plan.  Since September 30, 2008, U.S. and world markets have experienced significant declines. Management is monitoring investment market conditions and the impact such declines are having on the Plan’s investment portfolio.  Due to the volatility of the financial markets as of the date of this report, there is uncertainty regarding the impact which continued volatility may have on the Plan’s investment portfolio.

SUPPLEMENTAL SCHEDULE

CUBIC CORPORATION EMPLOYEES’ PROFIT SHARING PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

September 30, 2008

EIN #95-1678055

Plan #001

		(c)
		Description of investment
	(b)	including maturity date,		(e)
	Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost**	value

*	The Prudential Insurance Company of America	Guaranteed Interest Funds	$—	$67,668,752
	Davis Funds	Registered Investment Companies Davis New York Venture Fund	—	26,566,523

American Funds

Registered Investment Companies EuroPacific Growth Fund R4

—

22,448,342

*	Well Fargo Bank Minnesota, N.A.	Common Collective Trust Prudential Stable Value Fund	—	15,916,224
*	The Prudential Insurance Company of America	Registered Investment Companies Money Mart Assets Fund Z	—	15,383,851
	Vanguard Funds	Registered Investment Companies Vanguard Wellington Fund	—	13,224,410
*	Jennison Dryden Funds	Registered Investment Companies Jennison Growth Fund Z	—	12,252,831
	PIMCO Funds	Registered Investment Companies PIMCO Total Return Bond Admin	—	11,591,788
	Janus Funds	Registered Investment Companies Janus Growth & Income Fund	—	10,560,943
	American Beacon	Registered Investment Companies American Beacon Large Cap Value Fund	—	6,930,990
	American Century Investments	Registered Investment Companies American Century Government Bond	—	6,675,873
	Thornburg Investments	Registered Investment Companies Thornburg Core Growth Fund I	—	6,563,876
	Vanguard Funds	Registered Investment Companies Vanguard Institutional Index	—	5,614,790
	Goldman Sachs	Registered Investment Companies Goldman Sachs Mid Cap Institutional Fund	—	4,193,454
*	The Prudential Insurance Company of America	Pooled Separate Accounts Money Market Account		4,100,087
	AIM Funds	Registered Investment Companies AIM Investco Dynamics Fund	—	4,009,335
*	Cubic Corporation	Equity Securities Cubic Corporation Common Stock	—	2,324,214
	Royce Funds	Registered Investment Companies Royce Value Plus Fund I	—	1,742,265
	Vanguard Funds	Registered Investment Companies Vanguard Small Cap Index	—	923,596
	Vanguard Funds	Registered Investment Companies Vanguard Value Index	—	894,167
	Vanguard Funds	Registered Investment Companies Vanguard Mid Cap Index Fund	—	809,783
	Royce Funds	Registered Investment Companies Royce Total Return Fund	—	757,609
	Vanguard Funds	Registered Investment Companies Vanguard Growth Index Fund	—	737,542
*	The Prudential Insurance Company of America	Registered Investment Companies AP Fund	—	429
*	Participant Loans	Various maturities (Interest rates from 5.0% - 11.5%)	—	4,084,609
			$—	$245,976,283

*   Party-in-interest

** Historical cost is not required as all investments are participant-directed.

B. Exhibit List.

Exhibit 23.1            Consent of Mayer Hoffman McCann P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Cubic Corporation Employees’ Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cubic Corporation Employees’ Profit Sharing Plan

Date: March 10, 2009	By:	/s/ John D. Thomas

John D. Thomas
Vice President of Finance and Corporate Development and Plan Administrative Committee Member